U.S. SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                   ----------

                                   Form 10-SB

                                   ----------

      General Form for Registration of Securities of Small Business Issuers

        Under Section 12(b) or (g) of the Securities Exchange Act of 1934

                          Commission file number ______


                        Greater Asia Realty Holdings, Ltd.
--------------------------------------------------------------------------------
                 (Name of Small Business Issuer in its Charter)


            Delaware                                  to be applied for
--------------------------------------------------------------------------------
 (State or other jurisdiction of               (IRS Employer Identification No.)
   incorporation or formation)


                     c/o Tay Chong Weng, M-3-19 Plaza Damas
                   Sri Hartamas, Kuala Lumpur, Malaysia 50480
--------------------------------------------------------------------------------
               (Address of principal executive offices) (Zip Code)


                            TEL/FAX: (603) 2178-4947
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                         (Registrant's telephone number)


Securities to be registered under Section 12(b) of the Exchange Act:

                                      None


Securities to be registered under Section 12(g) of the Exchange Act:


   Title of each class                          Name of Exchange on which to
                                               be so registered each class is
                                                     to be registered
  ---------------------------------                 --------------------
  Common Stock, $.0001 par value                        250,000,000

                               TABLE OF CONTENTS

ITEM NUMBER
AND CAPTION                                                                   PAGE

1.           Description of Business                                            3

2.           Management's Discussion and Analysis and Plan of Operation         7

3.           Description of Property                                           14

4.           Security Ownership of Certain Beneficial Owners and Management    14

5.           Directors, Executive Officers, Promoters and Control Persons      15

6.           Executive Compensation                                            16

7.           Certain Relationships and Related Transactions                    16

8.           Description of Securities                                         17

PART II

1.           Market for Common Equity and Related Stockholder Matters          18

2.           Legal Proceedings                                                 18

3.           Changes in and Disagreements with Accountants on Accounting
             and Financial Disclosure                                          18

4.           Recent Sales of Unregistered Securities                           19

5.           Indemnification of Directors and Officers                         19

PART F/S

Financial Statements                                                           F-1
                                                                               through
                                                                               F-6

PART III

1                       Index to Exhibits                                      30

                        Signatures                                             30


                                       i

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

PART I.

ITEM 1.  DESCRIPTION OF BUSINESS

ORGANIZATION AND BUSINESS SUMMARY

       We were incorporated on January 30, 2007, in the State of Delaware. We were formed with the stated purpose of conducting any lawful business activity. However, our purpose is to engage in the real estate business in Malaysia.

       We are considered a development stage company. To date, our activities have consisted of start up and organizational activities and the development of our business plan.

       Our primary objective is to acquire, make necessary renovations and operate real properties to generate current positive cash flow while holding such properties for possible long-term appreciation and resell.

       To date we have not purchase any property. Our plan is to acquire at least one property during the current fiscal year ending December 2007. At this point, we would anticipate acquiring residential properties in the $100,000 to $500,000 range (all amounts in this registration statement are in US$ Dollars, unless otherwise noted). We expect to acquire the properties using cash, mortgage financing or our common stock or any combination thereof. We anticipate that the majority of the properties acquired will be in Kuala Lumpur, Malaysia. If we decide to sell a property, we will do it ourselves to the extent deemed practical. If necessary, broker services will be used to expedite a given sale.

       The address of our principal executive office is at c/o Tay Chong Weng, M-3-19 Plaza Damas, Sri Hartamas, Kuala Lumpur 50480, Malaysia, and our telephone number at this location is (603) 2178-4947.

       We have no recent operating history and no representation is made, nor is any intended, that we will be able to carry on future business activities successfully. We may not have the ability to acquire property that will be of material value to us. Our management plans to investigate, research and, if justified, attempt to acquire properties. We currently have no commitment or arrangement, written or oral, to participate in any property acquisition and management cannot predict the nature of any potential property acquisition it may ultimately consider. Management will have broad discretion in its search and negotiations for any property acquisition.

TYPES OF PROPERTIES WE MAY ACQUIRE

       We intend to acquire the following types of properties:

       Residential: We will seek single-family homes, residential units in existing buildings and residential apartment buildings. We will seek properties in low to middle income areas. In general, our residential properties will be located in Kuala Lumpur, Malaysia or elsewhere in the Malaysian Federation. We estimate that the range of values for our residential properties will be from $100,000 to $500,000 per property.

       Commercial: We may seek offices and retail stores for acquisition as commercial properties. We will seek properties in commercially developed areas, such as industrial parks and in urban centers. We will initially seek properties located in Kuala Lumpur, Malaysia and may expand to other areas later within the Malaysian Federation. The estimated range of value for our commercial properties will be $500,000 to $1,000,000 per project.

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       Undeveloped Properties:  We will seek undeveloped property for resale or development. We will seek parcels which are in developed or developing areas and will be likely candidates for future development. These properties will be sought primarily in Johor Bahru, Malaysia. The estimated range of value for our undeveloped properties will be $1,000,000 to $5,000,000 per project.

       Conversion of Existing Structures: We will seek under utilized or abandoned commercial properties for conversion to residential use. We will convert buildings to achieve their highest and best use. We do not anticipate implementing plans for conversion of existing structures until after we have acquired other properties and have established our business operations. The estimated range of value and costs for a conversion project is at least $2,500,000.

OUR BUSINESS POLICIES WITH RESPECT TO ACQUIRING AND FINANCING PROPERTIES

       The following is a discussion of our business policies with respect to acquisition, development, financing and certain other activities. Our policies have been determined by our Board of Directors and, although the Board currently does not contemplate any changes to the policies, the Board may change these policies without a vote or other approval of stockholders.

ACQUISITION AND DEVELOPMENT POLICIES

       Our business and growth strategies are designed to maximize total return to stockholders over the medium term of approximately one to three years and the long term of more than three years. Our current policies contemplate the possibility of (1) direct ownership of income producing real estate properties, including ownership through wholly-owned subsidiaries, (2) acquisition of unimproved property for development or resale, and (3) the acquisition and conversion of existing structures, which will involve turning commercial
properties into residential properties.   At the present time, we are
interested in suitable properties located in Kuala Lumpur, Malaysia.
Eventually we will seek properties throughout the Malaysian Federation. Generally, we intend to hold our properties for the long term. However, we may sell properties when we believe the economic benefits to our stockholders warrant such action. Our policy will be to acquire assets primarily for possible capital gain.

       Although we have no formal plan as to the allocation of assets among our investments, we generally intend after startup to limit investment in a single property to a maximum of 50% of our total assets. We expect to fund future development and acquisitions utilizing funds from future offerings of our securities, issuances of our equity securities, sale or exchange of existing properties, borrowed funds and retained cash flow. We believe our capital structure is advantageous because it permits us to acquire additional properties by issuing equity securities in whole or in part as consideration for the acquired properties, and our equity securities may be our primary consideration for acquisition during our startup phase.

       We intend to locate suitable properties through the use of licensed real estate brokers who will be advised of our requirements. It is anticipated that the sellers of the properties will pay any broker commissions or fees relating to the sale of properties to us.

FINANCING POLICIES

       We intend to make additional investments in properties and may incur indebtedness to make those investments. We have no limitation on the number or amount of secured indebtedness or mortgages that may be placed on any one of our properties.

       Secured indebtedness incurred by us may be in the form of purchase money obligations to the sellers of properties, publicly or privately placed debt instruments, or financing from banks, institutional investors or other lenders.

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This indebtedness may be recourse to all or any part of our assets, or may be limited to the particular property to which the indebtedness relates. The proceeds from any borrowings by us may be used for refinancing existing indebtedness, for financing development and acquisition of properties, for the payment of dividends and for working capital.

       If the Board determines to raise additional equity capital, the Board has the authority, generally without stockholder approval, to issue additional common stock, preferred stock or other of our capital stock in any manner (and on such terms and for such consideration) as it deems appropriate, including in exchange for property. Existing stockholders have no preemptive right to purchase shares issued in any offering, and any such offering might cause a dilution of a stockholder's investment in us.

COMPETITION

       The first competitive consideration is to locate real estate for purchase that is within our pricing limitations and is considered to be priced right for the market in that particular area. The competition for real estate is intense, and includes firms as small as one person working out of their home to multi-national conglomerates.

       Once a property is acquired, the first task is to complete necessary repairs and renovations. When the property is available for sale, the major risk factor is to conclude a profitable sale. In this regard, a problem with some properties is the individuals who agree to a purchase contract may not be qualified to receive mortgage financing. The time period of removing the property from the market and then discovering that the purchaser is not mortgage qualified is costly in terms of reduced profits when a sale is concluded.

       Our profit potential is wholly dependent upon the ability of our officers and employees to purchase property and resell it at a price level which will provide profits to us. There is no assurance that these objectives will be realized. It is reasonable to assume that any property acquired and prepared for resale will eventually be sold. However, it may be that an eventual resale will be at a loss.

       Because of the nature of this business there are no statistics that indicate the number of investors in the business or the financial extent of their activities. We will basically be in the same competitive position as any other investor seeking to purchase real estate in our anticipated price range.

GOVERNMENTAL REGULATIONS, APPROVAL, COMPLIANCE

       The purchase and sale of real estate is essentially a private transaction. We do not expect that environmental laws of Malaysia will have any impact on our planned real estate purchases, either in terms of compliance or cost or otherwise. We do not intend to purchase any property where environmental concerns exist.

Foreign Ownership Regulation

       There are three main areas of regulation of real property in Malaysia. First, the National Land Code of 1965 is the most significant legal regulation of real estate transactions. Second, the constitution of Malaysia gives the national government responsibility and rights in regulating property ownership. Third, Malaysia is subdivided into 14 states that each has their own land rules for the regulation of the ownership of land and buildings.

       The National Land Code was altered in 1992 to add controls on foreign purchase of real property. Specifically, the Code requires foreigners to obtain permission from the government for the purchase of agricultural, residential,

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or commercial land. Industrial land is excluded from this restriction.

       There are other significant restrictions. For example, foreign purchase of residential or commercial real estate for investment and not owner occupancy must be made through the formation of a Malaysian company that has not only 70% ownership by Malaysian citizens, but also 30% ownership by indigenous Malaysians. In addition, in any multi-unit residential development, foreign ownership is limited to specific percentages of overall units based on the type of multi-unit development: 10% of attached and semi-detached homes, 30% of multi-family or vacation homes.

       In recent years, the Malaysian government has relaxed its rules restricting foreign property ownership with the hope to stimulate the real estate market and to clear the inventory of commercial projects constructed during the boom years before the 1997-98 Asian financial crisis. The new rules, affected on April 25, 2001 allow non-Malaysians to purchase all types of properties without having to set up a company with local equity partners. Based on the rules, foreigners can also buy into projects on which construction has not started and borrow from local banks to finance their property purchases based on the new rules.

       Nevertheless, the rule that any property bought by non-Malaysians must be priced at a minimum of 250,000 Ringgit (about US$72,348 on 6-22-2007 exchange rate) has not been changed. In the past, foreigners had to establish a local firm with 49 percent Malaysian equity in order to buy a commercial property. Additionally, they had to obtain approval from the Foreign Investment Committee. To induce foreign companies, the government now let foreign firms own offices costing 250,000 Ringgit and above without local equity partners.

EMPLOYEES

       It is anticipated that the only employee of this business in the near future will be our President. All other operative functions, such as repairs and/or renovations to the real estate will be handled by independent contractors or consultants.

INVESTMENT POLICIES

       The following is a discussion of our investment policies regarding real estate and interests in real estate, real estate mortgages and securities of businesses engaged in real estate activities. Also included is a discussion of our policies regarding securities, lending and borrowing money, management of investments and related activities.

       Our policies have been determined by our Board of Directors. The Board does not currently contemplate any changes to these policies. However, the Board may change the policies without a vote or other approval of shareholders.

REAL ESTATE AND INTERESTS IN REAL ESTATE

       We propose to invest in a variety of real estate properties and interests. These investments will primarily involve personal residences (homes and units in apartment buildings) and entire residential buildings, commercial properties, undeveloped land and existing commercial properties for conversion to residential use.

       There are no limitations on the percentages of our assets which may be invested in any one property or type of property. After start-up, we intend to limit investment in a single property to a maximum of 50% of our total assets. We do not have any policy which imposes a limitation on the number or amount of

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mortgages which may be placed on any one piece of property.  Our policy will be to acquire assets primarily for possible capital gain.

INVESTMENTS IN REAL ESTATE MORTGAGES

       We do not currently propose to invest in mortgages on properties owned by others. We do not propose to engage in any activities relating to the origination, servicing or warehousing of mortgages.

SECURITIES OF BUSINESSES ENGAGED IN REAL ESTATE ACTIVITIES OR OTHER BUSINESSES

       We do not currently propose to invest in securities of businesses primarily engaged in real estate activities or other businesses.

SECURITIES, LENDING AND BORROWING MONEY AND RELATED ACTIVITIES

       We have not engaged in any of the following activities since inception:

        * issuing senior securities

        * lending or borrowing money

        * investing in the securities of others for the purpose of acquiring control

        * underwriting the securities of others

        * purchasing and selling portfolio securities

        * offering securities in exchange for property

        * repurchasing our outstanding securities

       In connection with the acquisition of properties in the future, we propose to engage in borrowing money and in offering our equity securities to property owners as a means of paying for property acquisitions. We have no specific policy regarding the extent to which properties will be acquired with borrowed funds or our equity securities. Our method of paying for property acquisitions will depend on the type of property, the requirements of the seller, the value as collateral of the property, the market price of our equity at the time of such acquisitions and other factors.

MANAGEMENT OF INVESTMENTS

       We do not have in place or propose to make any arrangements regarding the use of other businesses to manage or service our properties, service our mortgages or provide investment advisory services.

ITEM 2.  MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION

       The following plan of operation provides information which we believe is relevant to an assessment and understanding of our results of operations and financial condition. The discussion should be read along with our financial statements and notes thereto. We are a development stage company. Because we have not generated any revenue, we intend to report our plan of operation below.

       The following discussion and analysis contains forward-looking statements, which involve risks and uncertainties. Our actual results may differ significantly from the results, expectations and plans discussed in these forward-looking statements.

       Our operations have been devoted primarily to developing a business plan and raising capital for future operations and administrative functions. Because of uncertainties surrounding our development, we anticipate incurring

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development stage losses in the foreseeable future. Our ability to achieve our business objectives is contingent upon our success in raising additional capital until adequate revenues are realized from operations.

       During the next twelve months, we expect to take the following steps in connection with the development of our business and the implementation of our plan of operations:

       Raising Capital - we hope to raise $2,500,000 in a private placement of our securities. We may find it difficult to raise that amount of capital required of us to commence full operation, because we are a development stage company with no history of operation. Provided that we are successful in raising a minimum of $250,000, we believe we can commence operations on a limited scale for at least twelve months. In this event, we will only invest in properties that generate positive cash flow. If only the minimum amount or an amount not substantially in excess of the minimum amount is raised, we will need to raise additional funds from other sources to expand operations. There can be no assurance that we will be successful in raising the capital we require through the sale of our securities.

       Acquiring Properties - we intend to notify real estate brokers operating in geographical areas of interest to us that we are interested in acquiring suitable developed or undeveloped properties. When appropriate properties are identified, we will negotiate for an acceptable purchase price and terms. As consideration for any acquisition, we would use our capital, our equity and borrowed funds secured by the property acquired.

       Relationships with Banks - management intends to use the start-up phase to introduce us to banks and other lending institutions that may be interested in making secured loans to us in order to pay for properties.

       Development of Properties - if we acquire undeveloped properties we will try to determine appropriate development plans for the property. We may engage outside consultants and property managers to assist us in developing these plans.

       Each of these steps present significant risks with respect to our ability to implement our plan of operations, which are discussed in the "Risk Factors" section of this registration statement.

       We intend to grow through internal development, strategic alliances, and acquisitions of properties. Because of uncertainties surrounding our development and limited operating history, we anticipate incurring development stage losses in the foreseeable future. Our ability to achieve our business objectives is contingent upon our success in raising additional capital until adequate revenues are realized from operations.

       There is intense competition in the real estate investment market with other companies that are much larger and both national and international in scope and which have greater financial resources than we have. At present, we require additional capital to make our full entrance into this industry.

       We are filing this registration statement with the U.S. Securities and Exchange Commission, in part, because we believe that an early registration of our equity securities will minimize some of the barriers to capital formation that otherwise exist. By having a registration statement in place, we believe that we will be in a better position, either to conduct a future public offering of our securities or to undertake a private placement with registration rights, than if we were a privately held company. Registering our shares may help minimize the liquidity discounts we may otherwise have to take in a future financing because investors will have a high degree of confidence that the Rule 144(c)(1) public information requirement will be satisfied and a public market may exist to effect Rule 144(g) broker transactions.

       We believe that the cost of registering our securities and undertaking the required disclosure obligations will be more than offset by being able to get better terms for future financing efforts.

Forward Looking Statements

       Certain statements in this report are forward-looking statements within the meaning of the federal securities laws. Although we believe that the expectations reflected in our forward-looking statements are based on reasonable assumptions, there are risks and uncertainties that may cause actual results to differ materially from expectations. These risks and uncertainties include, but are not limited to, identifying desirable properties, negotiating desirable investment terms, changes in the real estate market in Malaysia, changing interest rates, and a general downturn in the Malaysian economy.

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                                 RISK FACTORS

       Investing in our common stock involves a high degree of risk. If any of the following risks actually materializes, our business, financial condition and results of operations would suffer. You should read the section entitled "Forward-Looking Statements" immediately following these risk factors for a discussion of what types of statements are forward-looking statements, as well as the significance of such statements in the context of this registration statement.

WE HAVE NO OPERATING HISTORY ACCORDINGLY; NO INDICATION OF OUR FUTURE PERFORMANCE EXISTS.

       We are a newly organized development stage corporation, having been incorporated on January 30, 2007, and have a very limited operating history from which to evaluate our business and prospects. We have had no revenues. We had a loss of $1,639 from January 30, 2007 (inception) to May 31, 2007. An investor in our securities must consider the uncertainties, expenses and difficulties frequently encountered by companies such as ours that are in the early stages of development. Furthermore an investor in our company should take special note of the fact that we operate in a highly competitive industry. Our operations may never generate significant revenues and we may never achieve profitable operations. An investor should consider the likelihood of our future success to be highly speculative in light of our limited operating history, as well as the problems, limited resources, expenses, risks and complications frequently encountered by similarly situated companies in the early stages of development. To address these risks, we must, among other things:

        * be successful in raising capital;

        * identify properties with income and appreciation potential;

        * effectively manage and lease those properties which we acquire;

        * effectively manage our growth by using leverage; and

        * attract, retain and motivate qualified personnel.

       If we are unable to successfully address these risks, our business plan may not yield the results we anticipate, and as such our prospects of profitability may be delayed or we may never achieve profitability.

WE WILL HAVE DIFFICULTY LOCATING SUITABLE INVESTMENTS BECAUSE OF OUR LIMITED CAPITAL AND DUE TO COMPETITION FROM BETTER CAPITALIZED COMPANIES.

       Identifying, completing and realizing returns on real estate investments have generally been highly competitive, and involve a high degree of uncertainty. We will be competing for investments primarily with individuals and other small businesses which may have more financial resources than we have. Because of our limited resources, we will have more difficulty in acquiring properties than our competition, which may be better capitalized. There can be no assurance that we will be able to locate and complete investments which satisfy our rate of return objective or realize upon their value or that we will be able to fully invest our available capital.

WE MAY ACQUIRE A PROPERTY THAT MEETS OUR INVESTMENT CRITERIA; HOWEVER, DUE TO UNFORESEEN CIRCUMSTANCES, THE PROPERTY MAY NOT PERFORM AS EXPECTED.

       We intend to acquire existing properties to the extent that they can be acquired with advantageous terms and meet our investment criteria. Our investment criteria is to generally acquire residential properties in the $100,000 to $500,000 cost range, and commercial properties in the $500,000 to $1,000,000 cost range, including any required renovation, with an expected profit on resale of 14% to 18%. Acquisitions of properties entail general investment risks associated with any real estate investment, including the risk that investments will fail to perform as expected, the estimates of

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the cost of improvements to bring an acquired property up to standards established for the intended market position may prove inaccurate and the occupancy rates and rents achieved may be less than anticipated.

ACTUAL RENOVATION COSTS MAY BE SUBSTANTIALLY HIGHER THAN THE ESTIMATE WE USED WHEN WE ACQUIRED A PROPERTY.

       Initially we intend to acquire only complete properties which may require some renovation. There are a number of risks which we face, including; the risk that we do not properly estimate the renovation costs; the risk that renovation and lease of the property may not be completed timely, resulting in increased debt service cost; the risk that material shortages or labor shortages and other factors outside our control, may cause delays, also resulting in increased debt service cost; and the risk of inability or delays in obtaining any required zoning, land-use, building, occupancy and other required governmental permits and authorizations. In addition, renovation activities, regardless of whether or not they are ultimately successful, typically require a substantial portion of management's time and attention.

OUR BUSINESS PLAN CURRENTLY EXPECTS TO UTILIZE DEBT FINANCING TO ACQUIRE SOME OF OUR PROPERTIES.

       We do not currently have any debt financing, however, we anticipate the need of obtaining debt financing as we add additional properties in the future. The following items relating to debt financing do not currently affect us; however, we do expect them to impact us in the future:

       Leverage - Some of our real estate investments may utilize a leveraged capital structure, in which case a third party lender would be entitled to cash flow generated by such investments prior to us receiving any return. As a result of such leverage, we would be subject to the risks normally associated with debt financing, including the risk that cash flow from operations and investments will be insufficient to meet required payments of principal and interest, the risk that existing debt (which in most cases will not have been fully amortized at maturity) will not be able to be refinanced or that the terms of such refinancing will not be as favorable to us, and the risk that necessary capital expenditures for such purposes as renovations and other improvements will not be able to be financed on favorable terms or at all. While such leverage may increase our returns or the funds available for investment, it also will increase the risk of loss on a leveraged investment. If we default on secured indebtedness, the lender may foreclose and we could lose our entire investment in the security for such loan. Because we may engage in portfolio financings where several investments are cross-collateralized, multiple investments may be subject to the risk of loss. As a result, we could lose our interest in performing investments in the event such investments are cross-collateralized with poorly performing or nonperforming investments. In addition, recourse debt, which we reserve the right to obtain, may subject our other assets to risk of loss.

       Risk of Rising Interest Rates - We may incur indebtedness in the future that bears interest at a variable rate or may be required to refinance our debt at higher rates. Accordingly, increases in interest rates could increase our interest expense and adversely affect our financial condition and results of operations.

       Covenants - Various credit facilities or other debt obligations may require us to comply with a number of financial and other covenants on an ongoing basis. Failure to comply with such covenants may limit our ability to borrow funds or may cause a default under our then-existing indebtedness.

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       No Limitation on Debt - Our organizational documents does not contain any limitation on the amount of indebtedness we may incur. We also have the ability to use a more highly leveraged business strategy than typically used by REITs.

       Accordingly, we could become highly leveraged, resulting in an increase in debt service that could increase the risk of default on our indebtedness.

INVESTMENTS IN REAL ESTATE ARE ILLIQUID, WHICH COULD RESULT IN SIGNIFICANT LOSSES IN THE EVENT OF A DOWNTURN IN THE REAL ESTATE MARKET.

       Investments in real estate will be highly illiquid. Such illiquidity limits our ability to modify our portfolio in response to changes in economic or other conditions. Illiquidity may result from the absence of an established market for our investments as well as legal or contractual restrictions on their resale by our company.

BECAUSE OUR BUSINESS DEPENDS ON THE ACQUISITION OF PROPERTIES, THE UNAVAILABILITY OF PROPERTIES COULD REDUCE OUR REVENUES OR NEGATIVELY AFFECT OUR RESULTS OF OPERATIONS.

       Our operations and revenues are highly dependent on our ability to expand our portfolio of property. We may compete for available properties with persons and entities that possess significantly greater financial, marketing and other resources. Competition generally may reduce the amount of property available as well as increase the bargaining power of property owners seeking to sell. An inability to effectively carry out any of our sales/leasing activities may reduce our revenues or negatively affect our results of operations.

A DETERIORATION OF REGIONAL OR NATIONAL ECONOMIC CONDITIONS COULD REDUCE OUR REVENUES MORE SPECIFICALLY AN ECONOMIC DOWNTURN IN MALAYSIA COULD REDUCE OUR REVENUES OR OUR ABILITY TO DEVELOP OUR BUSINESS.

       Our ability to lease and in the future sell any properties we may acquire could be affected due to a deterioration of regional or national economies, because we plan to acquire properties only in Malaysia. Any economic downturn in Malaysia could reduce our revenues or our ability to grow our business.

POOR RELATIONS WITH TENANTS COULD NEGATIVELY IMPACT OUR BUSINESS, WHICH COULD CAUSE OUR REVENUES OR RESULTS OF OPERATIONS TO DECLINE.

       As a landlord, we may be expected by tenants from time to time to resolve any real or perceived issues or disputes that may arise in connection with their occupation of our property. Any efforts made by us in resolving these issues or disputes could be deemed unsatisfactory by the affected tenants and any subsequent action by these tenants, including withholding rent or refusing to vacate the property could negatively affect our ability to collect rent and/or re-let our properties, which could cause a delay in our income stream/cash flow and cause revenues or results of operations to decline. In addition, we could be required to make material expenditures related to the settlement of these issues or disputes.

BECAUSE OF OUR GEOGRAPHIC CONCENTRATION IN MALAYSIA, AN ECONOMIC DOWNTURN IN MALAYSIA COULD REDUCE OUR REVENUES OR OUR ABILITY TO GROW OUR BUSINESS.

       We plan to acquire properties only in Malaysia. Consequently, any economic downturn in Malaysia could reduce our revenues or our ability to grow our business.

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SUBSTANTIAL INDEBTEDNESS AND HIGH LEVERAGE COULD ADVERSELY AFFECT OUR FINANCIAL
HEALTH.

       Leverage could have important consequences to you, including the following:

        * our ability to obtain additional financing for working capital, capital expenditures, acquisitions or general corporate or other purposes may be impaired in the future;

        * certain of our borrowings are and will continue to be at variable rates of interest (including borrowings under our senior secured credit facility and project loans), which will expose us to the risk of increased interest rates; and

        * leverage may limit our flexibility to adjust to changing economic or market conditions, reduce our ability to withstand competitive pressures and make us more vulnerable to a downturn in general economic conditions.

OUR BUSINESS OPERATIONS COULD BE SEVERELY IMPACTED OR SHUT DOWN AS A RESULT OF POLITICAL OR ECONOMIC INSTABILITY AND/OR TERRORIST ACTIVITIES, WHICH COULD RESULT IN A TOTAL LOSS OF ANY INVESTMENT YOU MAKE IN OUR SHARES.

       The terrorist situation in southern Thailand has worsened, with 112 alleged Islamic militants killed by Thai security forces in late April 2006. The risk of this spilling over into Malaysia's northern states is exacerbated by the very porous border between the two countries. Tight control by the government helps to limit internal interracial tensions, however, any terrorist or threatened terrorist activities in or near our business location could severely restrict our operations and reduce possible revenues. In addition, any adverse changes to the current economy, political climate, currency, environment for foreign businesses or security could reduce our revenues or our ability to grow our business, which would result in loss of revenues and a total loss of your investment.

WE ARE SUBJECT TO THE MANY RISKS OF DOING BUSINESS INTERNATIONALLY, INCLUDING BUT NOT LIMITED TO THE DIFFICULTY OF ENFORCING LIABILITIES IN FOREIGN JURISDICTIONS.

       We are a Delaware corporation and, as such, are subject to the jurisdiction of the State of Delaware and the United States courts for purposes of any lawsuit, action or proceeding by investors herein. An investor would have the ability to effect service of process in any action on the company within the United States. In addition, we will be registered as a foreign corporation doing business in Malaysia and are subject to the local laws of Malaysia governing investors' ability to bring actions in foreign courts and enforce liabilities against a foreign private issuer, or any person, based on U.S. federal securities laws. Generally, a final and conclusive judgment obtained by investors in U.S. courts would be recognized and enforceable against us in the Malaysian courts having jurisdiction without reexamination of the merits of the case.

       Since our sole officer and director reside outside the United States, substantially all or a portion of his assets are located outside the United States. As a result, it may not be possible for investors to effect service of process within the United States upon such persons or to enforce against them judgments obtained in United States courts predicated upon the civil liability provisions of the federal securities laws of the United States. We have been advised that, based on the political climate in Malaysia, there is doubt as to the enforceability of judgments obtained in U.S. Courts.

BECAUSE WE OPERATE IN A FOREIGN COUNTRY, OUR BUSINESS IS SUBJECT TO FOREIGN CURRENCY FLUCTUATIONS AND RISKS WHICH COULD SEVERELY IMPACT OUR REVENUES AND RESULTS OF OPERATIONS.

       We conduct business in a currency other than the U.S. Dollar and the Malaysian Ringgit has been floated against a basket of currencies, which include the Chinese Renminbi. We will have exposure to exchange rate fluctuations. At some point in the future, the exchange rate could fluctuate substantially more which would cause us exposure to exchange rate risk, as our profits would then be subject to exchange rate fluctuations. Any broad-based regional currency crisis could cause a major shift in the exchange rate, as could a dramatic collapse in the US Dollar. If in the future, there are much wider fluctuations in the exchange rate, we would attempt to reduce our transaction and translation gains and losses associated with converting foreign currency into U.S. Dollars by entering into foreign exchange forward contracts to hedge certain transaction and translation exposures. Any such risks could severely impact our revenues and results of operations, which could reduce the value of any investment you make in our Shares.

IN THE EVENT OUR COMMON STOCK SHARE PRICE IS LESS THAN $5.00, PENNY STOCK REGULATION MAY RESTRICT THE MARKETABILITY OF OUR SECURITIES AND CAUSE THE PRICE OF OUR SECURITIES TO DECLINE.

       The Securities and Exchange Commission has adopted regulations which generally define a "penny stock" to be any equity security that has a market price of less than $5.00 per share or an exercise price of less than $5.00 per share. If our stock price declines to below $5.00, our common stock will be subject to rules that impose additional sales practice requirements on broker-dealers. For transactions covered by these rules, the broker-dealer must make a special suitability determination for the purchase of such securities and have received the purchaser's written consent to the transaction prior to the purchase and a risk disclosure document relating to the penny stock market. The broker-dealer must also disclose the commission payable to both the broker-dealer and the registered representative, current quotations for the securities, and, if the broker-dealer is the sole market maker, the broker-dealer must disclose this fact and the broker-dealer's presumed control over the market. Also, monthly statements must be sent disclosing recent price information for the penny stock held in the account and information on the limited market in penny stocks. Consequently, the "penny stock" rules may restrict the ability of broker-dealers to sell our securities and may affect the ability of investors to sell our securities in the secondary market and may affect the price at which such purchasers can sell any such securities.

BECAUSE OUR SOLE OFFICER-DIRECTOR, AT HIS DISCRETION, MAY BORROW FUNDS FOR US WITHOUT STOCKHOLDER APPROVAL, THE VALUE OF OUR SHARES MAY DECLINE.

       Our sole officer-director has the right, in his sole discretion, to borrow funds on our behalf. Our sole officer-director does not require stockholder approval prior to borrowing. Our assets may be used as collateral for borrowings. If we have difficulty repaying these borrowings out of our working capital, we may be forced to liquidate assets at an inappropriate time or default. In the event of a default, our lender may dispose of collateral to the detriment of our business and the value of our shares may decline and the equity of our stockholders may be reduced or eliminated.

THE LOSS OF THE CONTINUED SERVICES OF TAY CHONG WENG COULD ADVERSELY AFFECT OUR BUSINESS AND DECREASE THE VALUE OF OUR SECURITIES.

       Our executive management currently consists solely of Tay Chong Weng. Our success depends on his continued employment with our company. We will continue to be especially dependent on the services of Tay Chong Weng, president and chief executive officer. Loss of his services for any substantial time would materially adversely affect our results of operations and financial condition. Subject to availability of sufficient funds, we plan to consider obtaining "key-man" insurance covering Mr. Tay Chong Weng.

OUR SOLE DIRECTOR TAY CHONG WENG HAS SIGNIFICANT CONTROL OVER STOCKHOLDER MATTERS, WHICH WILL RESTRICT THE ABILITY OF MINORITY SHAREHOLDERS TO INFLUENCE OUR ACTIVITIES THAT MIGHT BE BENEFICIAL TO THEM.

       Our sole director Tay Chong Weng holds all 16,390,000 of our common shares outstanding as of May 31, 2007, which gives him voting control over all matters submitted to a vote of the holders of common stock, including the election of directors, amendments to our certificate of incorporation and approval of significant corporate transactions. This consolidation of voting power could also have the effect of delaying, deterring or preventing a change in control of our company that might be beneficial to other stockholders. In addition, if a takeover is delayed, deterred or prevented, shareholders may be prevented from receiving a premium price for their shares.

ITEM 3.  DESCRIPTION OF PROPERTY

       We do not currently own any property or real estate of any kind. Our address is located at c/o Tay Chong Weng, M-3-19 Plaza Damas, Sri Hartamas, Kuala Lumpur 50480, Malaysia. The phone number at this location is (603) 2178-4947.

ITEM 4.  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

(A) SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS.

       The following tables set forth the ownership of our common stock by each person known by us to be the beneficial owner of more than 5% of our outstanding common stock, our directors, and our executive officers and directors as a group. To the best of our knowledge, the persons named have sole voting and investment power with respect to such shares, except as otherwise noted. There are not any pending arrangements that may cause a change in control.

       The information presented below regarding beneficial ownership of our voting securities has been presented in accordance with the rules of the U.S. Securities and Exchange Commission and is not necessarily indicative of ownership for any other purpose. Under these rules, a person is deemed to be a "beneficial owner" of a security if that person has or shares the power to vote or direct the voting of the security or the power to dispose or direct the disposition of the security. A person is deemed to own beneficially any security as to which such person has the right to acquire sole or shared voting or investment power within 60 days through the conversion or exercise of any convertible security, warrant, option or other right. More than one person may be deemed to be a beneficial owner of the same securities. The percentage of beneficial ownership by any person as of a particular date is calculated by dividing the number of shares beneficially owned by such person, which includes the number of shares as to which such person has the right to acquire voting or investment power within 60 days, by the sum of the number of shares outstanding as of such date plus the number of shares as to which such person has the right to acquire voting or investment power within 60 days. Consequently, the denominator used for calculating such percentage may be different for each beneficial owner. Except as otherwise indicated below, we believe that the beneficial owners of our common stock listed below have sole voting and investment power with respect to the shares shown.

                                Amount and Nature
Name and                        of Beneficial             Percentage
Address                         Ownership                 of Class
-------                         ---------                 --------
Tay Chong Weng (1)              16,390,000                  100%
M-3-19 Plaza Damas
Sri Hartamas, 50480
Kuala Lumpur, Malaysia

All Officers and Directors
as a group                      16,390,000                  100%

--------------------------
(1) Tay Chong Weng is the President, CEO, Chief Financial Officer, Secretary and Director of Greater Asia Realty Holdings, Ltd.


       This table is based upon information derived from our stock records. We believe that each of the shareholders named in this table has sole or shared voting and investment power with respect to the shares indicated as beneficially owned; except as set forth above, applicable percentages are based upon 16,390,000 shares of common stock outstanding as of the date of this registration statement on Form 10-SB.

ITEM 5.  DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

(A)   IDENTIFICATION OF DIRECTORS AND EXECUTIVE OFFICERS

       A. Identification of Directors and Executive Officers. The current officers and directors will serve for one year or until their respective successors are elected and qualified. They are:

Name                       Age            Position
----                       ---            --------
Tay Chong Weng             70             President, CEO, Chief Financial
                                          Officer, Secretary and Director

       Tay Chong Weng has been the President, CEO, Chief Financial Officer, Secretary and Director of Greater Asia Realty Holdings, Ltd. since its inception on January 30, 2007. For the past five years, Tay Chong Weng is a private investor, devoting most of his time managing his own investments in securities and real estate, including residential real estate investments as well as income producing properties. His real estate experience involved the purchase and sale of properties, but did not include any development of unimproved property or the conversion of existing structures for new uses. After this registration statement is effective, Tay Chong Weng plans to devote substantially most of his time on the business of Greater Asia Realty Holdings, Ltd.

       The term of office of each director expires at our annual meeting of stockholders or until their successors are duly elected and qualified.

B. SIGNIFICANT EMPLOYEES. NONE.

C.  FAMILY RELATIONSHIPS. NONE.

D.  INVOLVEMENT IN CERTAIN LEGAL PROCEEDINGS.

       No officer, director, or persons nominated for such positions, promoter or significant employee has been involved in the last five years in any of the following:

        * Any bankruptcy petition filed by or against any business of which such person was a general partner or executive officer either at the time of the bankruptcy or within two years prior to that time;

        * Any conviction in a criminal proceeding or being subject to a pending criminal proceeding (excluding traffic violations and other minor offenses);

        * Being subject to any order, judgment, or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining, barring, suspending or otherwise limiting his involvement in any type of business, securities or banking activities; and

        * Being found by a court of competent jurisdiction (in a civil action), the Commission or the Commodity Futures Trading Commission to have violated a federal or state securities or commodities law, and the judgment has not been reversed, suspended, or vacated.

E. The Board of Directors acts as the Audit Committee and the Board has no separate committees. We have no qualified financial expert at this time because we have not been able to hire a qualified candidate. Further, we believe that we have inadequate financial resources at this time to hire such an expert. We intend to continue to search for a qualified individual for hire.

ITEM 6.  EXECUTIVE COMPENSATION

       Our sole director does not currently receive and has never received any compensation for serving as a director to date. In addition, at present, there are no ongoing plans or arrangements for compensation of any of our officers. However, we expect to adopt a plan of reasonable compensation to our officers and employees when and if we become operational and profitable.

       We do not presently have a stock option plan.

       We have not entered into any employment agreements with any of our employees, and employment arrangements are all subject to the discretion of our board of directors.

ITEM 7.  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

       Upon formation (January 30, 2007), the Board of Directors issued 1,390,000 shares of common stock for $139 in services to Tay Chong Weng, the founding shareholder of the Company, to fund organizational start-up costs. The shares were issued pursuant to Section 4(2) of the Securities Act of 1933.

       On February 12, 2007, the Board of Directors issued 15,000,000 shares of common stock to our founding shareholder for the development of our business concept and plan. The services were valued at $1,500.

       We utilize the office space and equipment of our stockholder at no cost. Management estimates such amounts to be immaterial.

       Except as otherwise indicated herein, there have been no related party transactions, or any other transactions or relationships required to be disclosed pursuant to Item 404 of Regulation S-B.

ITEM 8.  DESCRIPTION OF SECURITIES

       Our authorized capital stock consists of 250,000,000 shares of common stock, par value $.0001 per share, of which there are 16,390,000 issued and outstanding and 20,000,000 shares of preferred stock, par value $.0001 per share, of which none have been designated or issued.

       The following statements relating to the capital stock set forth the material terms of our securities; however, reference is made to the more detailed provisions of, and such statements are qualified in their entirety by reference to, the Certificate of Incorporation and the By-laws, copies of which are filed as exhibits to this registration statement.

Common Stock

       Holders of shares of common stock are entitled to one vote for each share on all matters to be voted on by the stockholders. Holders of common stock do not have cumulative voting rights. Holders of common stock are entitled to share ratably in dividends, if any, as may be declared from time to time by the Board of Directors in its discretion from funds legally available therefor. In the event of a liquidation, dissolution or winding up of our Company, the holders of common stock are entitled to share pro rata all assets remaining after payment in full of all liabilities. All of the outstanding shares of common stock are fully paid and non-assessable.

       Holders of common stock have no preemptive rights to purchase our common stock. There are no conversion or redemption rights or sinking fund provisions with respect to the common stock.

Preferred Stock

       We are also presently authorized to issue 20,000,000 shares of $.0001 par value preferred stock. Under our Certificate of Incorporation, as amended, the Board of Directors has the power, without further action by the holders of the common stock, to designate the relative rights and preferences of the preferred stock, and issue the preferred stock in such one or more series as designated by the Board of Directors. The designation of rights and preferences could include preferences as to liquidation, redemption and conversion rights, voting rights, dividends or other preferences, any of which may be dilutive of the interest of the holders of the common stock or the preferred stock of any other series. The issuance of preferred stock may have the effect of delaying or preventing a change in control without further shareholder action and may adversely effect the rights and powers, including voting rights, of the holders of common stock. In certain circumstances, the issuance of preferred stock could depress the market price of the common stock. The Board of Directors effects a designation of each series of preferred stock by filing with the Delaware Secretary of State a Certificate of Designation defining the rights and preferences of each such series. Documents so filed are matters of public record and may be examined in accordance with procedures of the Delaware Secretary of State, or copies thereof may be obtained from us.

Options and Warrants

       We do not presently have any options or warrants authorized or any securities that may be convertible into common stock. However, our Board of Directors may later determine to authorize options and warrants for our company.

PART II.

ITEM 1.  MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS.

       (a) Market Information. Our Common Stock is not trading on any stock exchange. We are not aware of any market activity in our stock since our inception and through the date of this filing. There is no assurance that a trading market will ever develop or, if such a market does develop, that it will continue.

       The U.S. Securities and Exchange Commission has adopted Rule 15g-9 which establishes the definition of a "penny stock," for purposes relevant to us, as any equity security that has a market price of less than $5.00 per share or with an exercise price of less than $5.00 per share, subject to certain exceptions. For any transaction involving a penny stock, unless exempt, the rules require: (i) that a broker or dealer approve a person's account for transactions in penny stocks and (ii) the broker or dealer receive from the investor a written agreement to the transaction, setting forth the identity and quantity of the penny stock to be purchased. In order to approve a person's account for transactions in penny stocks, the broker or dealer must (i) obtain financial information and investment experience and objectives of the person; and (ii) make a reasonable determination that the transactions in penny stocks are suitable for that person and that person has sufficient knowledge and experience in financial matters to be capable of evaluating the risks of transactions in penny stocks. The broker or dealer must also deliver, prior to any transaction in a penny stock, a disclosure schedule prepared by the Commission relating to the penny stock market, which, in highlight form, (i) sets forth the basis on which the broker or dealer made the suitability determination and (ii) that the broker or dealer received a signed, written agreement from the investor prior to the transaction. Disclosure also has to be made about the risks of investing in penny stocks in both public offerings and in secondary trading, and about commissions payable to both the broker-dealer and the registered representative, current quotations for the securities and the rights and remedies available to an investor in cases of fraud in penny stock transactions. Finally, monthly statements have to be sent disclosing recent price information for the penny stock held in the account and information on the limited market in penny stocks.

       (b) Holders. As of the date of this filing, there was one record holder of 16,390,000 shares of our Common Stock. The issued and outstanding shares of our common stock were issued in accordance with the exemptions from registration afforded by Section 4(2) of the Securities Act of 1933, as amended, and Rule 506 promulgated thereunder.

       (c) Dividends. We have not paid any cash dividends to date and we do not anticipate or contemplate paying dividends in the foreseeable future. It is the present intention of our management to utilize all available funds for the development of our business.

ITEM 2.  LEGAL PROCEEDINGS.

       Presently, there are not any material pending legal proceedings to which the Registrant is a party or as to which any of its property is subject, and the Registrant does not know nor is it aware of any legal proceedings threatened or contemplated against it.

ITEM 3. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE.

       There are not and have not been any disagreements between the Registrant and its accountants on any matter of accounting principles, practices or financial statement disclosure.

ITEM 4.  RECENT SALES OF UNREGISTERED SECURITIES.

       We sold the following shares of common stock since our incorporation on January 30, 2007.

       With our formation, we issued 1,390,000 shares on January 30, 2007, to our founder, Tay Chong Weng. Tay Chong Weng paid $139 in services for these shares to fund organizational start-up costs.

       On February 12, 2007, we issued 15,000,000 shares to our founding shareholder, Tay Chong Weng. The shares were issued for the development of our business concept and plan, and was valued at $1,500.

       We relied upon Section 4(2) of the Securities Act of 1933, as amended for the above issuances. We believed that Section 4(2) was available because:

        * None of these issuances involved underwriters, underwriting discounts or commissions;

        * We placed restrictive legends on all certificates issued;

        * No sales were made by general solicitation or advertising;

        * Sales were made only to accredited investors

       In connection with the above transactions, we provided the following to all investors:

        * Access to all our books and records.

        * Access to all material contracts and documents relating to our operations.

        * The opportunity to obtain any additional information, to the extent we possessed such information, necessary to verify the accuracy of the information to which the investors were given access.

ITEM 5.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

       Section 145 of the Delaware General Corporation Law provides that a corporation may indemnify directors and officers as well as other employees and individuals against expenses including attorneys' fees, judgments, fines and amounts paid in settlement in connection with various actions, suits or proceedings, whether civil, criminal, administrative or investigative other than an action by or in the right of the corporation, a derivative action, if they acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, if they had no reasonable cause to believe their conduct was unlawful. A similar standard is applicable in the case of derivative actions, except that indemnification only extends to expenses including attorneys' fees incurred in connection with the defense or settlement of such actions and the statute requires court approval before there can be any indemnification where the person seeking indemnification has been found liable to the corporation. The statute provides that it is not exclusive of other indemnification that may be granted by a corporation's certificate of incorporation, bylaws, agreement, a vote of stockholders or disinterested directors or otherwise.

       Our Certificate of Incorporation provides that we will indemnify and hold harmless, to the fullest extent permitted by Section 145 of the Delaware General Corporation Law, as amended from time to time, each person that such section grants us the power to indemnify.

       The Delaware General Corporation Law permits a corporation to provide in its certificate of incorporation that a director of the corporation shall not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability for:

        * any breach of the director's duty of loyalty to the corporation or its stockholders;

        * acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

        * payments of unlawful dividends or unlawful stock repurchases or redemptions; or

        * any transaction from which the director derived an improper personal benefit.

       Our Certificate of Incorporation provides that, to the fullest extent permitted by applicable law, none of our directors will be personally liable to us or our stockholders for monetary damages for breach of fiduciary duty as a director. Any repeal or modification of this provision will be prospective only and will not adversely affect any limitation, right or protection of a director of our company existing at the time of such repeal or modification.

       INSOFAR AS INDEMNIFICATION FOR LIABILITIES ARISING UNDER THE SECURITIES ACT OF 1933, AS AMENDED, MAY BE PERMITTED TO DIRECTORS, OFFICERS OR PERSONS CONTROLLING THE COMPANY PURSUANT TO THE FOREGOING PROVISIONS, IT IS THE OPINION OF THE SECURITIES AND EXCHANGE COMMISSION THAT SUCH INDEMNIFICATION IS AGAINST PUBLIC POLICY AS EXPRESSED IN THE ACT AND IS THEREFORE UNENFORCEABLE.

                      GREATER ASIA REALTY HOLDINGS, LTD.
                      ----------------------------------
                         (A DEVELOPMENT STAGE COMPANY)
                         -----------------------------

                             FINANCIAL STATEMENTS
                             --------------------

                                 MAY 31, 2007
                                 ------------


FINANCIAL STATEMENTS

Report of Independent Registered Public Accounting Firm                    F-1

Balance Sheet                                                              F-2

Statement of Operations                                                    F-3

Statement of Changes in Stockholders' Equity (Deficit)                     F-4

Statement of Cash Flows                                                    F-5

Notes to Financial Statements                                              F-6


                      [LETTERHEAD OF STAN J.H. LEE, CPA]


            REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM


To the Board of Directors and Stockholders
Greater Asia Realty Holdings, Ltd.
(A Development Stage Company)

We have audited the accompanying balance sheet of Greater Asia Realty Holdings, Ltd. as of May 31, 2007 and the related statements of operation, changes in shareholders' equity and cash flows for the period from January 30, 2007 (inception) to May 31, 2007. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Greater Asia Realty Holdings, Ltd. as of May 31, 2007, and the results of its operation and its cash flows for the period from January 30, 2007 (inception) to May 31, 2007 in conformity with U.S. generally accepted accounting principles.

The financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 3 to the financial statements, the Company has not established any source of revenue to cover its operating costs and losses from operations raise substantial doubt about its ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.


/s/ Stan J.H. Lee, CPA
----------------------------------
Stan J.H. Lee, CPA
June 20, 2007
Chula Vista CA







         REGISTERED WITH THE PUBLIC COMPANY ACCOUNTING OVERSIGHT BOARD


                      GREATER ASIA REALTY HOLDINGS, LTD.
                        (A DEVELOPMENT STAGE COMPANY)
                                BALANCE SHEET

                                                                 AS OF
                                                              MAY 31, 2007
                                                              ------------
                                   ASSETS

    CURRENT ASSETS

          Cash                                                $         --
                                                              ------------

    TOTAL CURRENT ASSETS                                                --
                                                              ------------

          TOTAL ASSETS                                        $         --
                                                              ============


                 LIABILITIES & STOCKHOLDERS' EQUITY (DEFICIT)

    CURRENT LIABILITIES                                       $         --
                                                              ------------

    TOTAL CURRENT LIABILITIES                                           --
                                                              ------------

          TOTAL LIABILITIES                                             --


    STOCKHOLDERS' EQUITY (DEFICIT)

         Preferred stock, ($.0001 par value, 20,000,000
          shares authorized; none issued and outstanding.)              --

         Common stock ($.0001 par value, 250,000,000
          shares authorized; 16,390,000 shares issued and
          outstanding as of May 31, 2007)                            1,639

         Deficit accumulated during development stage               (1,639)
                                                              ------------
    TOTAL STOCKHOLDERS' EQUITY (DEFICIT)                                --

           TOTAL LIABILITIES &
                      STOCKHOLDERS' EQUITY (DEFICIT)
                                                              ------------
                                                              $         --
                                                              ============

                       See Notes to Financial Statements


                    GREATER ASIA REALTY HOLDINGS, LTD.
                      (A DEVELOPMENT STAGE COMPANY)
                        STATEMENTS OF OPERATIONS


                                                           JANUARY 30, 2007
                                                             (INCEPTION)        CUMULATIVE
                                                               THROUGH        SINCE INCEPTION
                                                                MAY 31,          AT MAY 31,
                                                                 2007              2007
                                                           ---------------    ---------------

    REVENUES

        Revenues                                           $            --    $            --
                                                           ---------------    ---------------

    TOTAL REVENUES                                                      --                 --

    GENERAL & ADMINISTRATIVE EXPENSES
        Organization and related expenses                              139                139
        General and admistrative expenses                            1,500              1,500
                                                           ---------------    ---------------

    TOTAL GENERAL & ADMINISTRATIVE EXPENSES                          1,639              1,639
                                                           ---------------    ---------------

    NET LOSS                                               $        (1,639)   $        (1,639)
                                                           ===============    ===============


    BASIC LOSS PER SHARE                                   $         (0.00)   $         (0.00)
                                                           ===============    ===============

    WEIGHTED AVERAGE NUMBER OF
      COMMON SHARES OUTSTANDING - BASIC AND
      DILUTED                                                   16,390,000         16,390,000
                                                           ===============    ===============


                       See Notes to Financial Statements


                                                GREATER ASIA REALTY HOLDINGS, LTD.
                                                  (A DEVELOPMENT STAGE COMPANY)
                                     STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY (DEFICIT)
                                     FROM JANUARY 30, 2007 (INCEPTION) THROUGH MAY 31, 2007


                                                                                                  DEFICIT
                                                                                                ACCUMULATED
                                          COMMON           COMMON           ADDITIONAL            DURING
                                           STOCK            STOCK             PAID-IN           DEVELOPMENT
                                                           AMOUNT             CAPITAL              STAGE           TOTAL
                                         ----------      ----------         ----------          -----------     ----------

Shares issued for formation expenses
at $.0001 per share, January 30, 2007
(inception)                               1,390,000      $      139         $       --          $       --      $      139

Shares issued for services rendered at
$.0001 per share, February 12, 2007      15,000,000           1,500                 --                  --           1,500

Net loss, for the period ended May 31,
2007                                                                                                (1,639)         (1,639)
                                         ----------      ----------         ----------          -----------     ----------
Balance,  May 31, 2007                   16,390,000      $    1,639         $       --          $   (1,639)     $       --
                                         ==========      ==========         ==========          ===========     ==========


                       See Notes to Financial Statements


                                 GREATER ASIA REALTY HOLDINGS, LTD.
                                   (A DEVELOPMENT STAGE COMPANY)
                                     STATEMENTS OF CASH FLOWS

                                                                                               CUMULATIVE
                                                                          JANUARY 30, 2007        SINCE
                                                                            (INCEPTION)        (INCEPTION)
                                                                              THROUGH            THROUGH
                                                                               MAY 31,           MAY 31,
                                                                                2007              2007
                                                                          ---------------    ---------------

    CASH FLOWS FROM OPERATING ACTIVITIES

        Net income (loss)                                                 $        (1,639)   $        (1,639)

        Issuance of stock for formation expenses                                      139                139

        Issuance of stock for services rendered                                     1,500              1,500
                                                                          ---------------    ---------------
        Toal adjustments to net income                                              1,639              1,639

         NET CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES                           --                 --

    CASH FLOWS FROM INVESTING ACTIVITIES

         NET CASH PROVIDED BY (USED IN) INVESTING ACTIVITIES                           --                 --
                                                                          ---------------    ---------------

    CASH FLOWS FROM FINANCING ACTIVITIES
                                                                          ---------------    ---------------

         NET CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES                           --                 --
                                                                          ---------------    ---------------

        NET INCREASE (DECREASE) IN CASH                                                --                 --

        CASH AT BEGINNING OF YEAR                                                      --                 --
                                                                          ---------------    ---------------

        CASH AT END OF YEAR                                               $            --    $            --
                                                                          ===============    ===============

    NONCASH INVESTING AND FINANCING ACTIVITIES:

    Common stock issued to founder for services rendered                  $         1,639    $         1,639
                                                                          ===============    ===============

    SUPPLEMENTAL DISCLOSURES OF CASH FLOW
    INFORMATION:

    Interest paid                                                         $            --    $            --
                                                                          ===============    ===============

    Income taxes paid                                                     $            --    $            --
                                                                          ===============    ===============


                       See Notes to Financial Statements

                       GREATER ASIA REALTY HOLDINGS, LTD.
                         (A DEVELOPMENT STAGE COMPANY)
                         NOTES TO FINANCIAL STATEMENTS
       FOR THE PERIOD FROM JANUARY 30, 2007 (INCEPTION) TO MAY 31, 2007

NOTE 1.   ORGANIZATION AND DESCRIPTION OF BUSINESS

Greater Asia Realty Holdings, Ltd. (the "Company") was incorporated in the State of Delaware on January 30, 2007 in order to create and realize value by identifying and making opportunistic real estate investments by the direct acquisition, rehabilitation, financing and management of real properties in Malaysia.

NOTE 2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF PRESENTATION - DEVELOPMENT STAGE COMPANY

The Company has not earned any revenue from operations. Accordingly, the Company's activities have been accounted for as those of a "Development Stage Company" as set forth in Financial Accounting Standards Board Statement No. 7 ("SFAS 7"). Among the disclosures required by SFAS 7 are that the Company's financial statements be identified as those of a development stage company, and that the statements of operations, stockholders' equity and cash flows disclose activity since the date of the Company's inception.

ACCOUNTING METHOD

The Company's financial statements are prepared using the accrual method of accounting. The Company has elected a fiscal year ending on December 31.

USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. In the opinion of management, all adjustments necessary in order to make the financial statements not misleading have been included. Actual results could differ from those estimates.

CASH EQUIVALENTS

The Company considers all highly liquid investments with maturity of three months or less when purchased to be cash equivalents.

INCOME TAXES

Income taxes are provided in accordance with Statement of Financial Accounting Standards No. 109 (SFAS 109), Accounting for Income Taxes. A deferred tax asset or liability is recorded for all temporary differences between financial and tax reporting and net operating loss carryforwards. Deferred tax expense (benefit) results from the net change during the year of deferred tax assets and liabilities. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion of all of the deferred tax assets will be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment. There were no current or deferred

                       GREATER ASIA REALTY HOLDINGS, LTD.
                         (A DEVELOPMENT STAGE COMPANY)
                         NOTES TO FINANCIAL STATEMENTS
       FOR THE PERIOD FROM JANUARY 30, 2007 (INCEPTION) TO MAY 31, 2007

NOTE 2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

income tax expenses or benefits due to the Company not having any material operations for period ended May 31, 2007.

BASIC EARNINGS (LOSS) PER SHARE

In February 1997, the FASB issued SFAS No. 128, "Earnings Per Share", which specifies the computation, presentation and disclosure requirements for earnings (loss) per share for entities with publicly held common stock. SFAS No. 128 supersedes the provisions of APB No. 15, and requires the presentation of basic earnings (loss) per share and diluted earnings (loss) per share. The Company has adopted the provisions of SFAS No. 128 effective January 30, 2007 (inception).

Basic net loss per share amounts is computed by dividing the net income by the weighted average number of common shares outstanding. Diluted earnings per share are the same as basic earnings per share due to the lack of dilutive items in the Company.

IMPACT OF NEW ACCOUNTING STANDARDS

The Company does not expect the adoption of recently issued accounting pronouncements to have a significant impact on the Company's results of operations, financial position, or cash flow.

NOTE 3.  GOING CONCERN

The Company's financial statements are prepared using accounting principles generally accepted in the United States of America applicable to a going concern that contemplates the realization of assets and liquidation of liabilities in the normal course of business. The Company has not established any source of revenue to cover its operating costs. The Company will engage in very limited activities without incurring any liabilities that must be satisfied in cash until a source of funding is secured. The Company will offer noncash consideration and seek equity lines as a means of financing its operations. If the Company is unable to obtain revenue producing contracts or financing or if the revenue or financing it does obtain is insufficient to cover any operating losses it may incur, it may substantially curtail or terminate its operations or seek other business opportunities through strategic alliances, acquisitions or other arrangements that may dilute the interests of existing stockholders.

NOTE 4.   SHAREHOLDER'S EQUITY

Upon formation, the Board of Directors issued 1,390,000 shares of common stock for $139 in services to the founding shareholder of the Company to fund organizational start-up costs.

On February 12, 2007, the Company issued 15,000,000 shares of common stock to our founding shareholder for the development of our business concept and plan. The services were valued at $1,500.

The stockholders' equity section of the Company contains the following classes of capital stock as of May 31, 2007:

                       GREATER ASIA REALTY HOLDINGS, LTD.
                         (A DEVELOPMENT STAGE COMPANY)
                         NOTES TO FINANCIAL STATEMENTS
        FOR THE PERIOD FROM JANUARY 30, 2007 (INCEPTION) TO MAY 31, 2007

NOTE 4.   SHAREHOLDER'S EQUITY (CONTINUED)

       * Common stock, $ 0.0001 par value: 250,000,000 shares authorized; 16,390,000 shares issued and outstanding.

       * Preferred stock, $ 0.0001 par value: 20,000,000 shares authorized; but not issued and outstanding.

PART III.

ITEM 1.  INDEX TO EXHIBITS.

EXHIBIT
NUMBER         DESCRIPTION
-------        -----------

3.1            Certificate of Incorporation

3.2            By-Laws

3.3            Specimen Stock Certificate

23.1           Consent of Independent Registered Public Accounting Firm


ITEM 2. DESCRIPTION OF EXHIBITS.

          See Item 1 above.




                                  SIGNATURES

          In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.


                                  GREATER ASIA REALTY HOLDINGS, LTD.



Date: June 22, 2007               By: /s/ Tay Chong Weng
                                  -------------------------------
                                  Name: Tay Chong Weng
                                  Title: President and Chief executive officer